Exhibit 99.(a)(1)(F)

 Employee Tender Offer Discussion

 What is a Tender Offer and why are we doing this?  What are “underwater” stock options? They’re options where the strike price is higher than the current stock price — so if you exercised them today, you’d be losing money  What is a Tender Offer? We know your options are underwater and lack value right now. Instead of waiting to see if the price goes up someday (or letting them expire without receiving anything), we’ll give you some cash today in exchange for your options.  Why is the Company doing this?  Restore the value of equity compensation – to give employees value now.   Improve our Equity Pool – fewer outstanding underwater options allows us to issue more attractive equity compensation   Do I have to Tender? No, participation is voluntary  Process – This is a heavily regulated process and is structured in compliance with the SEC tender offer rules.

 Employees holding vested and unvested outstanding options to purchase Nexxen ordinary shares, par value NIS 0.02 per share, granted under Nexxen’s equity incentive plans that have an exercise price equal to either $14.44 per share or $21.52 per share ("Eligible Option(s)") are eligible to be tendered for a cash payment as of the Offer Termination Date.  You must be a Nexxen employee as of May 1, 2025 and remain a Nexxen employees through the Offer Termination Date (May 30, 2025) or later if the Offer period is extended.  Anyone on medical, maternity, workers’ compensation, military or other statutorily protected leave of absence or a personal leave of absence are eligible to participate  Hold at least one Eligible Option as of the Offer expiration Date  Who is eligible?

 How much will I receive?  The offer ("cash value") for each Eligible Option is:   $2.08 for Eligible Options with exercise price of  $14.44; and    $0.78 for Eligible Options with exercise prices of $21.52 per share    The amount to be paid, before applicable tax withholdings, is determined upon the Offer Termination Date* by summing the cash value of each Eligible Option and multiply it by the number of option shares you have tendered.  If you have an option grant for 2,000 shares with an exercise price of $14.44 per share, you will receive, less applicable tax withholdings:   $4,160 = (2,000 x $2.08)  If you have an option grant for 2,000 shares with an exercise price of $21.52 per share, you will receive, less applicable tax withholdings:  $1,560 = (2,000 x $0.78)  *estimated date May 1, 2025  Employee #1:  Employee #2:   Examples:

 How the price per share being paid for Eligible Options was determined?  Black-Scholes Valuation Method  The Black-Scholes formula is a widely used pricing model and  tells you how much an option is worth based on how risky and how close to profitable it is. The calculation takes into account several metrics.    The technical calculation (C=S⋅N(d1 )−K⋅e−rT⋅N(d2 )) takes into consideration the following:  Stock price (S) – What the stock is worth right now  Strike price (K) – The price you can buy (or sell) the stock for in the option  Time to expiration (T) – How much time is left until the option expires  Volatility (σ) – How much the stock price jumps up and down  Risk-free interest rate (r) – The return from what is generally considered a safe investment (like a U.S. government bond)  Nexxen Optional Premium - Nexxen's management and board approved an additional premium above the Black-Scholes valuation.

 How do I Tender?  Review all documents including the Offer To Cancel Options for Cash with the details.   Consult with a Financial, Legal or Tax Advisor  If the decision is to participate, log onto https://www.computersharecas.com/nexxen to complete your election  The offer expires May 30, 2025 at 11:59 pm Eastern Time  Any questions email tenderoffer@nexxen.com

 Thank you!